Mail Stop 3561

February 16, 2010

Via U.S. Mail and Facsimile

Michael Weinstein
Chairman and Chief Executive Officer
Ark Restaurants Corp.
85 Fifth Avenue
New York, NY 10003

Re: **Ark Restaurants Corp.**
                Form 10-K for the fiscal year ended October 3, 2009
                Filed January 4, 2010

                Definitive Proxy on Schedule 14A
                Filed February 1, 2010
                File No. 001-09453

Dear Mr. Weinstein:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Signatures

1. In future filings, please include the signature of your principal accounting officer or controller in the second signature block.

Exhibits 31.1 and 31.2

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Schedule 14A

Summary Compensation Table, page 14

3. With respect to the option awards reported in column (f), clarify in the footnotes the assumptions made in valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. Refer to Item 402(n)(2)(vi) of Regulation S-K.

Director Compensation, page 15

4. With respect to the option awards reported in column (d), clarify in the footnotes the assumptions made in valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. Refer to Item 402(r)(2)(iv) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael Weinstein
Ark Restaurants Corp.
February 16, 2010
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact me at (202) 551-3217.

Regards,

J. Nolan McWilliams
Attorney-Adviser